                                                             UNITED STATES
                                                  SECURITIES AND EXCHANGE COMMISSION

                                                         Washington, D.C. 20549

                                                       -------------------------

                                                              FORM 11-K

                                                            ANNUAL REPORT

                                                       -------------------------

                                                     Pursuant to Section 15(d) of the
                                                      Securities Exchange Act of 1934

                                                For the fiscal year ended December 31, 2003

                                                      Commission File Number 1-8610

                                        -----------------------------------------------------------

                                          A.  Full title of the plan and the address of the plan,
                                          if different from that of the issuer named below:

                                                        Pacific Telesis Group
                                                    Employee Stock Ownership Plan

                                       -----------------------------------------------------------

                                         B.  Name of issuer of the securities held pursuant to the
                                         plan and the address of its principal executive office:

                                                        SBC COMMUNICATIONS INC.

                                                175 E. Houston, San Antonio, Texas 78205

                                                         Pacific Telesis Group
                                                     Employee Stock Ownership Plan

                                       Financial Statements, Supplemental Schedules and Exhibit

                                                           Table of Contents

  Report of Independent Registered Public Accounting Firm.................................................1

Financial Statements:

   Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002 .....................2
   Statement of Changes in Net Assets Available for Benefits for the
       Year Ended December 31, 2003 .....................................................................3
   Notes to Financial Statements ........................................................................4

Supplemental Schedules:

   Schedule H, Line 4i - Schedule of Assets (Held at End of Year) .......................................8
   Schedule H, Line 4j - Schedule of Reportable Transactions ............................................9

Exhibit:

   23 - Consent of Independent Registered Public Accounting Firm

                                         Report of Independent Registered Public Accounting Firm

SBC Communications Inc.,
Plan Administrator for
Pacific Telesis Group Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of Pacific Telesis Group Employee Stock Ownership
Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended
December 31, 2003.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended
December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2003, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement
Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan's management.  The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

San Antonio, Texas                                                   /s/ ERNST & YOUNG LLP
June 21, 2004

                                                         Pacific Telesis Group
                                                     Employee Stock Ownership Plan

                                            Statements of Net Assets Available for Benefits
                                                        (Dollars in Thousands)

                                                                                    December 31
                                                                               2003              2002
                                                                     --------------------------------------
Assets
 Investment in common stock of SBC Communications Inc., at fair
   value                                                                 $     84,689      $     97,067
Cash equivalents                                                                   20                17
Interest receivable                                                                 1                 1
                                                                     --------------------------------------

Net assets available for benefits                                        $     84,710      $     97,085
                                                                     ======================================

See accompanying notes.

                                                          Pacific Telesis Group
                                                     Employee Stock Ownership Plan

                                       Statement of Changes in Net Assets Available for Benefits

                                                     Year Ended December 31, 2003
                                                        (Dollars in Thousands)

Additions:
   Dividend income                                                                          $    4,680
   Interest income                                                                                  22
                                                                                      ---------------------

Total additions                                                                                  4,702
                                                                                      ---------------------

Deductions:
   Net depreciation of SBC Communications Inc. common shares                                     4,240
   Distributions to participants                                                                12,812
   Administrative expenses                                                                          25
                                                                                      ---------------------

Total deductions                                                                                17,077
                                                                                      ---------------------
Net decrease                                                                                   (12,375)

Net assets available for benefits, beginning of year                                            97,085
                                                                                      ---------------------

Net assets available for benefits, end of year                                            $     84,710
                                                                                      =====================

See accompanying notes.

                                                         Pacific Telesis Group
                                                     Employee Stock Ownership Plan

                                                    Notes to Financial Statements

                                                      December 31, 2003 and 2002
                                                        (Dollars in Thousands)

1.   Plan Description

 The Pacific Telesis Group Employee Stock Ownership Plan (the Plan) was established by the Pacific Telesis Group (PTG) under the provisions of the Tax Reduction Act of 1975 as amended by the Tax Reform Acts of 1976 and 1986, to provide shares of the sponsor company's common stock to eligible employees.  PTG is a wholly owned subsidiary of SBC Communications Inc. (SBC).

The following description of the Plan provides only general information.  The Plan text and prospectus include complete descriptions of Plan provisions.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions for years prior to the 1987 plan year were in amounts equal to the credit claimed by PTG on its consolidated federal income tax return pursuant to Section 41 of the Internal Revenue Code of 1954 (IRC).  This credit was one-half of one percent of compensation paid or accrued for all participants during the plan year up to a maximum of $100 per participant.

The Tax Reform Act of 1986 repealed the income tax credit on employee stock ownership plan contributions for compensation paid or accrued after December 31, 1986.  No contributions were made to the Plan beginning with the 1987 plan year.  Employees with a balance in the Plan on December 31, 1986 are eligible for participation in the Plan and continue to maintain a balance in the Plan.
Employees who did not have a balance in the Plan at that time are not eligible to participate.

Although it has not expressed any intent to do so, SBC has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA.  In the event that the Plan is terminated, subject to the conditions set forth by ERISA, the Plan provides that the net assets be distributed to participants in amounts equal to their respective interests in such assets.

2.  Summary of Significant Accounting Policies

 The fair value of SBC common stock is determined on the basis of the closing price per share on the valuation date as reported at the official close of the New York Stock Exchange.  Temporary cash investments are valued at cost, which approximates fair value.
Purchases and sales of securities are reflected as of the trade date.  Dividend income is recognized on the ex-dividend date.
Interest earned on investments is recognized on the accrual basis.

The Plan provides for investments in investment securities, which in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Expenses incurred to administer the Plan are paid by SBC.  A portion of these expenses, up to $100 per year, is reimbursed by the
Plan to SBC.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

3.   Allocations and Distributions to Participants

 The Plan maintains an account for each participant.  Distribution of the shares allocated to a participant's account is generally made to a participant after termination of employment but no later than April of the plan year following the plan year in which the participant attains age 70 1/2, or to a beneficiary as soon as practicable after the participant's death.  For each distribution, the participant or beneficiary may elect to receive stock or cash, but if no election is made, the distribution will be made in cash.

 All quarterly dividends for a year earned on shares held in participants' accounts are held in an interest-bearing account until paid to participants on an annual basis in November of each year.  Effective January 1, 2002, the Plan was amended to allow participants the option to reinvest dividends on SBC common stock held in their accounts.  Reinvested dividends are used to purchase SBC common stock.  Earnings attributable to dividends pending distribution, which exceed administrative expenses paid by the Plan, are used to purchase additional shares of SBC common stock.  These shares are proportionately allocated to each participant's account.

4.   Tax Status

 The Internal Revenue Service (IRS) issued a determination letter on May 11, 1998, stating that the Plan and related trust are designed in accordance with applicable sections of the IRC.  The Plan has been amended since the determination letter was received.
The Plan Administrator believes that the Plan is currently designed and is operating in compliance with the applicable requirements of the IRC.

On February 28, 2002, the Plan filed for, but has not yet received, a new tax determination letter from the IRS to reflect legally required changes and other changes made to the Plan since the previous determination letter was issued.

5.   Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of
December 31:

                                                                                2003             2002
                                                                      -------------------------------------

   Net assets available for benefits per the financial statements         $     84,710     $     97,085

   Less: Distributions payable to participants                                    (429)          (2,392)
                                                                      -------------------------------------

   Net assets available for benefits per the Form 5500                    $     84,281     $     94,693
                                                                      =====================================

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended
December 31, 2003:

   Distributions to participants per the financial statements                               $    12,812

   Add: distributions payable to participants at December 31, 2003                                  429

   Less: distributions payable to participants at December 31, 2002                              (2,392)
                                                                                        -------------------

   Distributions to participants per the Form 5500                                          $    10,849
                                                                                        ===================

Distributions payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

                                                          Pacific Telesis Group
                                                     Employee Stock Ownership Plan

                                    Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                                     EIN: 94-2919931 Plan No.: 006

                                                           December 31, 2003
                                                        (Dollars in Thousands)

      Name of Issue, Borrower, Lessor       Description of Investment        Cost             Current
              or Similar Party                                                                 Value
------------------------------------------------------------------------------------------------------------

*    SBC Communications Inc. Common Stock        3,248,519 shares         $    23,822       $     84,689

*    Mellon Trust of New England,
       National Association Pooled
       Employee Funds Daily Liquidity Fund  Temporary cash investment              20                 20
                                                                      --------------------------------------

                                                                          $    23,842       $     84,709
                                                                      ======================================

* Party-in-Interest.

                                                         Pacific Telesis Group
                                                     Employee Stock Ownership Plan

                                       Schedule H, Line 4j - Schedule of Reportable Transactions
                                                     EIN: 94-2919931 Plan No.: 006

                                                     Year Ended December 31, 2003
                                                        (Dollars in Thousands)

                                                                                                      Current Value      Net
                                      Description                           Selling        Cost of      of Asset on      Gain
   Identity of Party Involved           of Asset         Purchase Price      Price          Asset     Transaction Date  (Loss)
 ------------------------------------------------------------------------------------------------------------------------------------

Category (iii) - Series of Transactions in Excess of 5
   Percent of Plan Assets

*SBC Communications Inc.      SBC Communications Inc.
                                  common stock             $       272     $         -    $       272    $       272     $        -

*SBC Communications Inc.      SBC Communications Inc.
                                  common stock                       -           6,634          1,970          6,634          4,664

* Mellon Trust of New         Pooled Employee Funds
   England, National              Daily Liquidity Fund
   Association                                                  13,096               -         13,096         13,096              -

* Mellon Trust of New         Pooled Employee Funds
   England, National              Daily Liquidity Fund
   Association                                                       -          13,093         13,093         13,093              -

* All transactions were purchased and sold on the market.

There were no Category (i), (ii) or (iv) reportable transactions during the year ended December 31, 2003.

                                                               SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                               Pacific Telesis Group Employee
                                               Stock Ownership Plan

                                               By Pacific Telesis Group,
                                               Plan Administrator for the Foregoing Plan

                                               By  /s/ Karen E. Jennings
                                                   -------------------------------------------------
                                                   Karen E. Jennings
                                                   Senior Executive Vice President -
                                                   Human Resources and Communications

Date: June 23, 2004

                                                             EXHIBIT INDEX

       Exhibit identified below, Exhibit 23 is filed herein as an exhibit hereto.

     Exhibit
     Number

       23  Consent of Independent Registered Public Accounting Firm

                                                                                                                                  EX 23
                                                                                                                     Form 11-K for 2003
                                                                                                                        File No. 1-8610

                                       Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-99359) pertaining to Pacific Telesis
Group Employee Stock Ownership Plan of our report dated June 21, 2004, with respect to the financial statements and supplemental schedules of Pacific Telesis Group Employee Stock Ownership Plan included in this Annual Report (Form 11-K) for the year ended
December 31, 2003.

                                                                       /s/ ERNST & YOUNG LLP

San Antonio, Texas
June 21, 2004